DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Ed Batts ed.batts@dlapiper.com T 650.833.2073 F 650.687.1106

July 13, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert S. Littlepage, Accounting Branch Chief
Christie Wong, Staff Accountant
Celeste M. Murphy, Legal Branch Chief
Larry Spirgel, Assistant Director
William Mastrianna, Attorney-Adviser
Paul Fischer, Attorney-Adviser

Re:	Lumentum Holdings Inc.
Registration Statement on Form 10
Filed June 29, 2015
File No. 001-36861

Ladies and Gentlemen:

On behalf of Lumentum Holdings Inc. (“Lumentum” or the “Company”), we submit this letter in response to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 8, 2015, relating to the above referenced Registration Statement on Form 10 filed with the Commission on June 29, 2015.

Set forth below is the Company’s response to the Staff’s comment letter. This letter restates the comment of the Staff, and the discussion set out below is the Company’s response.

Unaudited Pro Forma Combined Financial Statements, page 40

1.	We note the Series A preferred stock to be issued by Lumentum, Inc. will be convertible into common shares of Lumentum Holdings, Inc. With a view towards disclosure, please explain to us how you intend to account for the conversion feature embedded in the Series A preferred stock. Provide for us your comprehensive analysis explaining your consideration of the terms of the instrument and the applicable accounting literature. If the embedded conversion feature will be bifurcated from the host contract, it may be necessary for you to give effect to this in the pro forma financial statements.

Division of Corporation Finance

Attention: Robert S. Littlepage, Accounting Branch Chief

July 13, 2015

Page Two

Company Response:

The Company acknowledges the Staff’s comment and intends to amend its disclosure to describe how the Company intends to account for the conversion feature embedded in the Series A Preferred Stock.

The Company determined that the conversion feature embedded in the Series A Preferred Stock requires bifurcation and should be accounted for separately in its Unaudited Pro Forma Combined Balance Sheet as a derivative liability measured at fair value upon inception with subsequent changes in fair value recognized in earnings.

However, the Company believes that the fair value of the conversion feature cannot be reliably determined at this time. The conversion price is calculated at 125% of the Volume Weighted Average Price (“VWAP”) per share of the Company’s common stock in the first five “regular-way” trading days after the distribution. As the Company’s common stock is not yet publicly traded, the fair value of the embedded derivative cannot be reliably determined. In addition, determining such a valuation without using supportable estimates is contrary to Article 11 of Regulation S-X, which states that pro-forma adjustments should give effect to events that are directly attributable to each specific transaction and are factually supportable. The Company interprets “factually supportable” to mean that there is reliable evidence in support of the adjustment. As a result, the Company has not recognized the derivative liability for the embedded conversion feature in its Unaudited Pro Forma Combined Balance Sheet.

The Company acknowledges the Staff’s comment regarding disclosure and intends to amend footnote G of the Pro Forma Combined Financial Statements in its next filing to more fully describe the embedded conversion feature:

“The issuance of a minimum of 30,000 shares of Series A Preferred Stock (up to a maximum of 40,000 shares) at a par value of $0.001 per share. The number of shares of preferred stock is based on the issuance by our subsidiary, Lumentum Inc., at a required minimum of $30 million (but up to $40 million) of Series A Preferred Stock to JDSU, who has contractually agreed to sell the shares to Amada following the spin-off. Cumulative senior dividends on the Series A Preferred Stock will accrue at the annual rate of 2.5 percent, but will be paid only when and if declared by our board of directors. For a description of the terms of the Series A Preferred Stock, see “Certain Relationships and Related Party Transactions – Securities Purchase Agreement.” The Series A Preferred Stock includes a conversion feature that will be bifurcated and separately accounted for as a derivative liability measured at fair value upon inception with subsequent changes in fair value recognized in earnings. The proceeds from issuance will be allocated first to the separated conversion feature based on its fair value, with the residual proceeds allocated to the Series A Preferred Stock. The calculation of the fair value of the conversion feature includes the conversion price, which is calculated at 125% of the VWAP per share of our common stock in the first five “regular-way” trading days after the distribution. The conversion price is not available and cannot be reliably estimated because our common stock is not yet publicly traded. As a result, the fair value of the

Division of Corporation Finance

Attention: Robert S. Littlepage, Accounting Branch Chief

July 13, 2015

Page Three

embedded derivative cannot yet be determined and we have not included a derivative liability for the embedded conversion feature in our Unaudited Pro Forma Combined Balance Sheet.”

Analysis of the Conversion Feature Embedded within the Series A Preferred Stock

The Series A Preferred Stock (i.e., the host contract) contains an embedded conversion feature. In accordance with ASC 815-15-25-1(a)-(c), an embedded derivative shall be separated from the host contract and accounted for as a derivative pursuant to ASC 815-10 if all of the following criteria in ASC 815-15-25-1(a)-(c) are met:

a)	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract;

b)	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur; and

c)	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of ASC 815. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

In determining whether the criterion in ASC 815-15-25-1(a) has been met, the Company first analyzed whether the host contract should be considered a “debt-like” host or “equity-like” host for purposes of assessing whether or not the embedded conversion feature was clearly and closely related to the economic characteristics of the Series A Preferred Stock. The Company notes that classification of the Series A Preferred Stock within equity is not determinative and in certain cases a contract classified within equity may be considered a “debt-like” host for purposes of the embedded feature analysis under ASC 815. The Company also notes that, for purposes of assessing whether or not an embedded conversion feature is clearly and closely related to the economic characteristics of the host, ASC 815-15-25-17 states that a typical cumulative fixed-rate preferred stock which has a mandatory redemption feature is more akin to a “debt-like” instrument, whereas cumulative participating perpetual preferred stock is more akin to an “equity-like” instrument. However, for instruments such as the Series A Preferred Stock, which contain some features that are more akin to an “equity-like” host and some features that are more akin to a “debt-like” host, judgment is required to determine which features are predominant. ASC 815-10-S99-3 provides that in evaluating an embedded feature the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the instrument. The Company has not early adopted the guidance contained in Accounting Standards Update No. 2014-16, Derivatives and Hedging – Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity (“ASU 2014-16”). ASU 2014-16 is effective for public business entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2015. However, as noted above, the Company applies the “whole instrument” approach under ASU 2014-16 which requires consideration of all stated or implied terms and features, including the feature being analyzed, when determining the nature of the host contract.

Division of Corporation Finance

Attention: Robert S. Littlepage, Accounting Branch Chief

July 13, 2015

Page Four

The Company also considered a speech delivered by a member of the Staff at the 2006 AICPA National Conference on Current SEC and PCAOB Developments in which it was stated that the following factors should be considered in an analysis:

•	Whether there are any redemption provisions in the instrument;

•	The nature of the returns (stated rate or participating);

•	Whether the returns are mandatory or discretionary;

•	Whether there are any voting rights;

•	Whether there are any collateral requirements;

•	Whether the holders participate in the residual; and

•	Whether the holders have a preference in liquidation, and whether the holders have creditor rights (i.e., the right to force bankruptcy).

Division of Corporation Finance

Attention: Robert S. Littlepage, Accounting Branch Chief

July 13, 2015

Page Five

The Company noted the following considerations with respect to the economic characteristics and risks of the principal features of the Series A Preferred Stock:

Series A Preferred Stock – Principal Features

Feature	Analysis	Conclusion

Redemption	The Series A Preferred Stock may be redeemed by the Company upon the third anniversary of the date of issuance. In addition, the Series A preferred stockholders may cause the Company to redeem the Series A Preferred Stock upon the fifth anniversary of the date of issuance. The redemption price is the issuance price plus all accrued and unpaid dividends.	The redemption feature is more akin to a debt-like host contract.

Dividends	Cumulative dividends on the Series A Preferred Stock will accrue at the annual rate of 2.5 percent, but will be paid only when and if declared by the Company’s board of directors. The Series A Preferred Stock does not participate in other residual returns.	The dividend feature is more akin to a debt-like host contract.

Voting	The Series A Preferred Stock does not have any voting rights.	The non-voting feature is more akin to a debt-like host contract.

Liquidation Rights	The Series A Preferred Stock has a substantive preference in liquidation over the common shareholders.	The liquidation rights feature is more akin to a debt-like host contract.

Collateral Requirements	The Series A Preferred Stock does not have collateral requirements or creditor rights.	The lack of collateral and creditor rights is more akin to an equity-like host contract.

Conversion	The Series A Preferred Stock may be converted into shares of the Company’s common stock beginning on the second anniversary of the Series A Preferred Stock issuance (absent a liquidation event or similar event) using a conversion price equal to 125% of the VWAP per share of the Company’s common stock in the first five “regular-way” trading days after the distribution. The conversion feature will be out-of-the-money at the time of issuance.	The conversion provision is more akin to an equity-like host contract.

Down-Round	The Series A Preferred Stock conversion price is adjusted in the event that the Company issues additional shares of common stock for consideration less than the conversion price in effect immediately prior to such issuance.	The down-round feature is more akin to a debt-like host contract.

Based on the above qualitative assessment and considering all factors, both individually and combined, the Company determined that i) the Series A Preferred Stock should be treated as a “debt-like” host contract for purposes of assessing whether or not the embedded conversion feature was clearly and closely related to the economic characteristics of the Series A Preferred Stock, and ii) the conversion feature is not clearly and closely related to the Series A Preferred Stock.

In addition, the Company determined that the criterion in ASC 815-15-25-1(b), related to the hybrid instrument not being measured at fair value under other applicable GAAP provisions, has been met as the Series A Preferred Stock would not be carried on the balance sheet at fair value with changes in fair value recognized in earnings.

Division of Corporation Finance

Attention: Robert S. Littlepage, Accounting Branch Chief

July 13, 2015

Page Six

The Company also analyzed whether the conversion feature met the definition of a derivative in accordance with ASC 815-10-15-83. The Company determined that the embedded feature has all the characteristics below of a derivative:

a)	Underlying, notional amount, payment provision. Specifically, the Series A Preferred Stock may be converted into shares of the Company’s common stock beginning on the second anniversary of the Series A Preferred Stock issuance (absent a liquidation event or similar event) using a conversion price equal to 125% of the VWAP per share of the Company’s common stock in the first five “regular-way” trading days after distribution;

b)	Initial net investment. Specifically, the conversion feature does not require an initial net investment; and

c)	Net settlement. Specifically the conversion feature allows for settlement in common stock which is expected to be publicly traded.

The Company also considered whether the conversion feature meets the derivative scope exception in ASC 815-15-10-74(a). In this regard, the Company considered the down-round provision of the Series A Preferred Stock in connection with ASC 815-40 (formerly EITF 07-5), which identifies when an instrument cannot be considered indexed to the entity’s own stock for purposes of evaluating the scope exception in ASC 815-15-10-74(a). The Company has concluded that because of the down-round provision, which adjusts the conversion price of the Series A Preferred Stock in the event that the Company issues additional shares of common stock for consideration less than the conversion price in effect immediately prior to such issuance, the derivative scope exception in ASC 815-15-10-74(a) has not been met.

Therefore, based on the above analysis, the Company will account for the conversion feature as a derivative liability measured upon inception at fair value with subsequent changes in fair value recognized in earnings.

* * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2073 if you have any questions regarding this letter or the Registration Statement.

Division of Corporation Finance

Attention: Robert S. Littlepage, Accounting Branch Chief

July 13, 2015

Page Seven

Very truly yours,

DLA Piper LLP (US)

/s/ Ed Batts

Ed Batts

Partner

cc:	Thomas Waechter, President & CEO, JDS Uniphase Corporation (“JDSU”)
Rex Jackson, Executive Vice President & CFO, JDSU
Kevin Siebert Vice President & General Counsel, JDSU
Alan Lowe, President & CEO, Lumentum Holdings, Inc.
Judy Hamel, General Counsel-Designee, Lumentum Holdings Inc.